UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

MARIZYME, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share

(Title of Class of Securities)

36150G106

(CUSIP Number)

Marine Bio SpA

Ebro 3898 Apt. 1302

Los Condes Santiago, Chile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36150G106

1	name of reporting persons i.r.s. identification nos. of above persons Marine Bio SpA
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☒
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Chile
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 2,306,507(1)
	9	sole dispositive power 0
	10	shared dispositive power 2,306,507
11	aggregate amount beneficially owned by each reporting person 2,306,507
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 6.42% (2)
14	type of reporting person* OO

* SEE INSTRUCTIONS

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Group Agreement (discussed in Item 4 of this Schedule 13D)

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 35,928,188 shares of Common Stock outstanding as of May 6, 2021.

(The terms used above are defined in Items 1-4 of this Schedule 13D)

CUSIP No. 36150G106

1	name of reporting persons i.r.s. identification nos. of above persons Max Rutman
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☒
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Chile
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 2,306,507(1)
	9	sole dispositive power 0
	10	shared dispositive power 2,306,507
11	aggregate amount beneficially owned by each reporting person 2,306,507
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 6.42% (2)
14	type of reporting person* IN

* SEE INSTRUCTIONS

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Group Agreement (discussed in Item 4 of this Schedule 13D)

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 35,928,188 shares of Common Stock outstanding as of May 6, 2021.

(The terms used above are defined in Items 1-4 of this Schedule 13D)

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value per share, of Marizyme, Inc. (the “Common Stock”), a Nevada corporation (“Marizyme” or the “Issuer”). The Issuer’s principal executive offices are located at 555 Heritage Drive, Suite 205, Jupiter, Florida 33458.

Item 2.	Identity and Background

The persons filing this statement are Marine Bio SpA, a Chile Simplified Corporation (“Marine Bio”) and Max Rutman, a citizen of Chile (together with Marine Bio, the “Reporting Persons”).

The principal place of business of each of the Reporting Persons is Ebro 3898 Apt. 1302 Los Condes Santiago, Chile.

Marine Bio is primarily engaged in the business of investing in biotech companies. Mr. Rutman is the President of Marine Bio. As such, Mr. Rutman can determine the investment and voting decisions made by Marine Bio. Mr. Rutman’s present principal occupation or employment is President of Marine Bio.

None of the Reporting Persons have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Pursuant to that certain asset purchase agreement (the “Asset Purchase Agreement”) between the Company and ACB Holding AB (“ACB Holding”), dated September 12, 2018, the Company issued to ACB Holding an aggregate of 16,980,000 shares of Common Stock (the “Shares”) in consideration for certain valuable registered patents, patent applications, and other intellectual property in connection with the Krillase enzyme. As a shareholder of ACB Holding, Marine Bio received the Shares upon closing of the Asset Purchase Agreement.

Item 4. Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons intend to engage in discussions with directors and officers of the Issuer, other stockholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more members of the Issuer’s management, the board, other stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing stockholder value through various operational initiatives or broader strategic alternatives.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, tax considerations, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

On June 8, 2021, Marine Bio sent a letter to the board of directors of the Issuer. The letter is attached hereto as Exhibit 1 and incorporated by reference in this Item 4 in its entirety.

Item 5. Interest in Securities of the Issuer.

(a)         The aggregate percentage of Common Stock reported owned by each person named herein is based upon an aggregate of 35,928,188 shares of Common Stock outstanding as of May 6, 2021, which is the total number of shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

Marine Bio SpA may be deemed to beneficially own 2,306,507 shares of Common Stock, constituting approximately 6.42% of the outstanding shares.

 (b)         Marine Bio has sole voting power and sole dispositive power with regard to 2,306,507 shares of Common Stock held directly by it.  Mr. Rutman, by means of his relationship to Marine Bio described in Item 2, has shared voting power and shared dispositive power with regard to such shares of Common Stock.

(c)         Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Letter to the Marizyme Board of Directors, dated June 8, 2021 from Marine Bio.
2	Joint Filing Agreement, dated as of June 8, 2021, by and between Marine Bio and Max Rutman.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2021	Marine Bio SpA

/s/ Max Rutman
Name: Max Rutman
Title: President

/s/ Max Rutman
Max Rutman